January 16, 2024

Alan A. Lanis, Jr.
direct dial: 310.442.8828 jrlanis@bakerlaw.com

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GameSquare Holdings, Inc.
Registration Statement on Form F-4
Filed December 11, 2023
File No. 333-275994

Dear Sir/Madam:

On behalf of GameSquare Holdings, Inc., a British Columbia corporation (the “Company”), set forth below are responses (this “Response Letter”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated December 28, 2023 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-4, File No. 333-275994, filed with the Commission on December 11, 2023 (the “Registration Statement”). The Company has filed herewith Amendment No. 1 (the “Amendment”) to the Registration Statement.

The headings and numbered paragraphs of this Response Letter correspond to the headings and paragraph numbers contained in the Comment Letter, and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italicized print. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Amendment.

Division of Corporation Finance January 16, 2024 Page 2

Registration Statement on Form S-4 filed December 11, 2023

The Merger, page 67

1.	Please include a section discussing GameSquare’s reasons for the Merger. In this regard we note that you only include such a discussion in connection with the recommendation of the Faze Board. Refer to Item 4(a)(2) of Form F-4.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure in the section entitled “The Merger—GameSquare’s Reasons for the Merger” on page 67 of the Amendment.

The Company also advises the Staff that the Company has revised its disclosure on page 18 of the Amendment to reference “The Merger—GameSquare’s Reasons for the Merger” on page 67 of the Amendment.

Exhibit Index, page II-1

2.	We note your disclosure on page 25 that “FaZe believes that the exchange of FaZe Common Stock for GameSquare Common Stock and cash pursuant to the Merger will not be taxable to U.S. stockholders . . . ,” as well as your disclosure on page 184 that “FaZe and GameSquare intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.” Please include an opinion of counsel regarding each of the material tax consequences. If the opinions are subject to uncertainty, please provide an opinion that reflects the degree of uncertainty (e.g., “should” or “more likely than not”) and explains the facts or circumstances giving rise to the uncertainty. To the extent the tax consequences are uncertain, include appropriate risk factor disclosure. If you intend to file a short form tax opinion, please clarify that the disclosure in this section is the opinion of counsel. Refer to Item 21 of Form F-4, Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin 19.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the Company has filed the tax opinion of Baker & Hostetler LLP as Exhibit 8.1 to the Amendment.

The Company also advises the Staff that the Company has revised its disclosure on pages 25, 40, 183–184 and 189–208 of the Amendment to align with the Tax Opinion’s assumption that the effectiveness of the domestication by GameSquare into a Delaware corporation will take place pre-closing.

Division of Corporation Finance January 16, 2024 Page 3

General

3.	We note your operation of Faze Forever which appears to offer a free V.A.S. cartridge, as well as the consulting agreement between FaZe Holdings Inc. and Kai Henry, dated November 21, 2022, which refers to Faze Holdings’ Web 3 Initial Drop, and more specifically, the “Behind the Mint” program for paid mint with nft now. Additionally, Faze Holdings’ 2023 Terms of Service indicates that “[w]e may from time to time offer to issue to you, or offer you the opportunity to mint . . . NFTs.” In light of the foregoing, please tell us the status of the development of Faze Holdings’ business as it pertains to Web 3 and digital assets, and the role played by FaZe Holdings in this space.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that FaZe Holdings Inc. (“FaZe”) believes that Web3 technologies will be an integral part of the gaming ecosystem in the future. FaZe’s audience is well-versed in the idea of digital assets in digital environments; however, the current gaming ecosystem does not support self-custody ownership of such digital assets. Accordingly, FaZe Clan Inc. (“FaZe Clan”), the wholly owned subsidiary of FaZe Holdings Inc. through which it conducts its activities in the Web3 space, began exploring Web3 and NFTs as a way to educate its audience ahead of the major changes FaZe Clan foresees the industry undergoing in the coming years. Below is a brief summary of FaZe Clan’s business activities with respect to Web3 and NFTs to date.

FaZe Clan introduced itself into the Web3 space by soft-launching an onboarding Web3 product, www.forever.fazeclan.com, in November of 2022 at The Gateway, hosted by NFT Now, at Art Basel in Miami. The onboarding initiative onboarded 97,000+ users. Users minted a “V.A.S. cartridge” in a custodial Moonpay wallet. This mint was completely free (including zero gas fees), and the cartridge assets were created with the intent of being available in perpetuity alongside future FaZe Forever Web3 initiatives. It was the first step in the user journey and the unique identifying digital asset for inclusion in FaZe Forever; however, there were no specific promises made to holders and no “roadmap” creating any expectations for holders. FaZe Clan’s website does not permit new users to register for FaZe Forever at this time.

Division of Corporation Finance January 16, 2024 Page 4

FaZe Clan also began testing the integration of a digital ecosystem into its real-world events. Following TwitchCon in 2022, the company sent its TwitchCon event attendees an NFT artwork (for free) to their digital wallets to commemorate the event. FaZe Clan sees this kind of initiative as a way to reward fans for supporting the company’s teams and showing up to events in the future (e.g., supporting FaZe Clan esports teams at tournaments). There is/was no value attributed to the digital assets provided, as they were simply commemorative art pieces created in-house by FaZe Clan.

In January 2023, FaZe Clan partnered with Porsche on Porsche’s Web3 initiative, a Porsche 911 NFT project. This included licensing FaZe intellectual property (“IP”) to be used as traits on Porsche’s digital cars. FaZe Clan has also licensed its IP to Mythical Games for a game skin in Blankos Block Party and to RTFKT (acquired by NIKE) for a FaZe-branded jersey in their CloneX ecosystem for any individuals who purchased a previously launched FaZe x RTFKT physical jersey.

While FaZe Clan has in the past explored other potential initiatives in the Web3 space, its Web3 program is currently on hold pending the consummation of the Merger with GameSquare.

We believe we have been responsive to the Staff’s comments. Please direct any questions concerning this letter to the undersigned at (310) 442-8828 or jrlanis@bakerlaw.com.

Sincerely,

/s/ Alan A. Lanis, Jr.

Alan A. Lanis, Jr.
Partner

cc: Justin Kenna, Chief Executive Officer, GameSquare Holdings, Inc.